Exhibit (a)(1)(K)

For Immediate Release

COX AUTOMOTIVE™ AND DEALERTRACK®

ANNOUNCE EXTENSION OF TENDER OFFER

FOR SHARES OF DEALERTRACK®

ATLANTA, GA, and LAKE SUCCESS, NY, September 14, 2015 – Cox Automotive, Inc. and Dealertrack Technologies, Inc. (NASDAQ: TRAK) announced today that pursuant to the Agreement and Plan of Merger, dated June 12, 2015, by and among Cox Automotive, Runway Acquisition Co., and Dealertrack (the “Merger Agreement”), Cox Automotive has extended the offering period of its previously announced tender offer to purchase all of the outstanding shares of common stock (the “Shares”) of Dealertrack for $63.25 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2015 (the “Offer”). The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of Monday, September 14, 2015, has been extended until 12:00 midnight, New York City time, on Wednesday, September 23, 2015, unless it is extended further under the circumstances set forth in the Merger Agreement. All terms and conditions of the Offer shall remain unchanged during the extended period.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Cox Automotive and Dealertrack that, as of 5:00 p.m., New York City time, on September 11, 2015, approximately 20,349,447 Shares of Dealertrack had been validly tendered and not validly withdrawn pursuant to the Offer (not including 33,900 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 36.20% of Dealertrack’s outstanding Shares. Shareholders who have already tendered their Shares of Dealertrack do not have to re-tender their Shares or take any other action as a result of the extension of the Expiration Date of the Offer.

The acquisition is subject to a minimum tender of at least a majority of outstanding Dealertrack shares on a fully diluted basis, customary regulatory approvals and closing conditions. The expectation that the acquisition will close in the third quarter of 2015 remains unchanged.

About Cox Automotive (www.coxautoinc.com)

Cox Automotive is a leading provider of vehicle remarketing services and digital marketing and software solutions for consumers, dealers, manufacturers and the overall automotive industry. Cox Automotive includes Manheim®, Autotrader®, Kelley Blue Book®, vAuto®, Xtime®, NextGear Capital®, and a host of global businesses and brands. Headquartered in Atlanta, Cox Automotive employs nearly 24,000 employees in over 150 locations worldwide. The company partners with more than 40,000 dealers, as well as most major automobile manufacturers, and touches car buyers in the U.S. with the most recognized brands in the industry. Cox Automotive unites more than 20 brands in this space, providing an end-to-end solution to transform the way people buy, sell and own cars every day. Cox Automotive is a subsidiary of Cox Enterprises, an Atlanta-based company with revenues of $17 billion and approximately 50,000 employees. Cox Enterprises’ other major operating subsidiaries include Cox Communications (cable television distribution, high-speed Internet access, telephone, home security and automation, commercial telecommunications and advertising solutions) and Cox Media Group (television and radio stations, digital media, newspapers and advertising sales rep firms).

About Dealertrack (www.Dealertrack.com)

Dealertrack’s intuitive and high value web based software solutions and services enhance efficiency and profitability for all major segments of the automotive retail industry, including dealers, lenders, vehicle manufacturers, third party retailers, agents and aftermarket providers. In addition to the industry's largest online credit application network, connecting more than 20,000 dealers with more than 1,500 lenders, Dealertrack delivers the industry's most comprehensive solution set for automotive retailers, including Dealer Management System (DMS), Inventory, Sales and F&I, Digital Marketing and Registration and Titling solutions.

Forward Looking Statements

Statements in this release that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for receiving regulatory approvals and completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Cox Automotive and Dealertrack operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; and Dealertrack’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Dealertrack’s SEC filings, including Dealertrack’s Annual Report on Form 10-K for the year ended December 31, 2014. These forward-looking statements speak only as of the date of this release and neither Cox Automotive nor Dealertrack assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Cox Automotive with the SEC on June 26, 2015. Dealertrack filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on June 26, 2015. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, in each case and any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Dealertrack stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s Website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, as well as any amendments thereto, may also be obtained for free by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (877) 456-3463.

Cox Automotive

David Doolittle

404-337-5990 or 404-568-7455

David.Doolittle@coxautoinc.com

Dealertrack Technologies

Investor Relations

Eric Jacobs 888-450-0478

Investorrelations@Dealertrack.com

or

Media Relations

Alison von Puschendorf, 877-327-8422

Alison.vonpuschendorf@Dealertrack.com